

February 10, 2014

Via E-mail
Adel Karas
President and Chief Executive Officer
Calypte Biomedical Corporation
15875 SW 72nd Ave
Portland, OR 97224

Re: Calypte Biomedical Corporation
Preliminary Proxy Statement on Schedule 14A
Filed January 27, 2014
File No. 001-32280

Dear Mr. Karas:

We have limited our review of your filing to those issues we have addressed in our comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to the comment, we may have additional comments.

Proxy Statement for Special Meeting of Stockholders

1.   Please revise the proxy to include the financial and other information required by Item 13(a) of Schedule 14A. In this regard, we note that the proposed reduction to the par value of your common stock represents a modification to your securities covered by Item 12 of Schedule 14A and the authorization of additional securities is separately covered by Item 11 of the schedule. In addition, since you have not filed an annual report for fiscal 2012 or any quarterly reports covering periods in fiscal 2013, it is unclear how shareholders would be in a position to exercise prudent judgment on the matters presented in the proxy statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3528 with any questions.

Sincerely,

/s/ Amanda Ravitz

Amanda Ravitz
Assistant Director

cc (via e-mail): Paul Blumenstein, Esq.